UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	1-7724	39-0622040
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2801 80th Street, Kenosha, Wisconsin 53143

(Address of principal executive offices) (Zip Code)

Aldo J. Pagliari

Senior Vice President – Finance and

Chief Financial Officer

(262) 656-5200

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Snap-on Incorporated’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2015, is provided as Exhibit 1.01 hereto and is publicly available at http://www1.snapon.com/ConflictMineralsReport.nws.

Item 1.02	Exhibit

See Item 2.01 of this Form.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SNAP-ON INCORPORATED

(Registrant)

By:	/s/ Aldo J. Pagliari	May 31, 2016
	Aldo J. Pagliari	(Date)
Principal Financial Officer,
Senior Vice President – Finance and
Chief Financial Officer